Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Three Months Ended
	February 28/29,
	2013	2012
Net income (loss)	$37	$(139)
Income tax expense (benefit), net	2	(2)

Income (loss) before income taxes	39	(141)

Fixed charges
Interest expense, net	83	88
Interest portion of rent expense (a)	4	5
Capitalized interest	4	5

Total fixed charges	91	98

Fixed charges not affecting earnings (loss)
Capitalized interest	(4)	(5)

Earnings (loss) before fixed charges	$126	$(48)

Ratio of earnings to fixed charges	1.4	-

Coverage deficiency	-	146

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.